Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

March 9, 2018

VIA EDGAR

Lauren Hamilton

Office of Filings, Information & Consumer Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form N-14 for Eaton Vance Mutual Funds Trust (“Registrant”) (1933 Act File No. 333-222789) filed on January 30, 2018 (Accession No. 0000940394-18-000172) (the “Registration Statement”)

Dear Ms. Hamilton:

This letter responds to your request to the undersigned via telephone on March 6, 2018 to provide the revisions to the disclosure under “Fund Expenses” in the Prospectus/Proxy Statement made in response to a prior staff comment on the Annual Fund Operating Expenses table as set forth in correspondence filed on March 5, 2018 (Accession No. 0000940394-18-000501). As requested, attached as Appendix A is the revised disclosure that will be included in the definitive Prospectus/Proxy Statement to be filed by the Registrant marked to show changes from the disclosure as included in the Registration Statement.

Please contact the undersigned at (617) 672-8507 if you have any questions concerning the foregoing.

Very truly yours,

/s/ David D. Barr

David D. Barr, Esq.

Vice President

cc: Lisa Larkin

Appendix A

FUND EXPENSES

The tables below provide information about the fees and expenses attributable to each class of shares of the Funds and the pro forma fees and expenses of the ~~combined fund.~~Combined Fund. Shareholder fees reflect the fees currently in effect for each Fund. Annual Fund Operating Expenses reflect the expenses of Global Small-Cap Fund for the semi-annual period ended June 30, 2017~~and~~. Annual Fund Operating Expenses of Global Small-Cap Equity Fund ~~for the fiscal year ended October 31, 2017. In addition, the Annual Fund Operating Expenses shown below for Global Small Cap Equity Fund reflect the expenses of the Fund and the Portfolio during the period.~~are as stated in its prospectus dated March 1, 2018. The pro forma fees and expenses of the ~~combined~~Combined Fund are based on the amounts shown in the table for each Fund, assuming the Reorganization occurred as of November 1, 2016, the beginning of the 12~~-month period ended October 31, 2017. The pro forma fees and expenses of the combined Fund shown below also reflect adjustments resulting from Global Small Cap Equity Fund's transition on January 19, 2018 from implementing its investment strategies by investing solely in the Portfolio to investing directly in investment securities.~~-month period ended October 31, 2017. Pro forma numbers are estimated and therefore actual expenses may vary.

Fund Fees and Expenses

~~Shareholder Fees~~

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge (Load) (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of net asset value at time of purchase or redemption)	None	1.00%	None

Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)

	Management Fees	Distribution and Service (12b-1) Fees	Other Expenses	Total Annual Fund Operating Expenses (before Expense Reimbursement)	Expense Reimbursement	Total Annual Fund Operating Expenses (after Expense Reimbursement)
Global Small-Cap Fund						
Class A	0.90%	0.25%	1.02%	2.17%	-0.77~~%*~~%[1]	1.40%
Class C	0.90%	1.00%	1.02%	2.92%	-0.77~~%*~~%[1]	2.15%
Class I	0.90%	n/a	1.02%	1.92%	-0.77~~%*~~%[1]	1.15%
Global Small-Cap Equity Fund						
Class A	0.90%	0.25%	~~1.05%~~0.72%[2]	~~2.20~~1.87%	-0.~~80%**~~52%[3]	1.~~40~~35%
Class C	0.90%	1.00%	~~1.05%~~0.72%[2]	2.~~95~~62%	-0.~~80%**~~52%[3]	2.~~15~~10%
Class I	0.90%	n/a	~~1.05%~~0.72%[2]	1.~~95~~62%	-0.~~80%**~~52%[3]	1.~~15~~10%

	Management Fees	Distribution and Service (12b-1) Fees	Other Expenses	Total Annual Fund Operating Expenses (before Expense Reimbursement)	Expense ~~Reimbursement***~~Reimbursement[4]	Total Annual Fund Operating Expenses (after Expense Reimbursement)
Pro Forma Combined Fund						
Class A	0.90%	0.25%	0.60%	1.75%	-0.40%	1.35%
Class C	0.90%	1.00%	0.60%	2.50%	-0.40%	2.10%
Class I	0.90%	n/a	0.60%	1.50%	-0.40%	1.10%

~~*~~1 The investment adviser, administrator and sub-adviser have agreed to reimburse Global Small-Cap Fund's expenses to the extent that Total Annual Fund Operating Expenses exceed 1.40% for Class A shares, 2.15% for Class C shares, and 1.15% for Class I shares. This expense reimbursement will continue through April 30, 2018. Any amendment to or termination of this reimbursement would require approval of the Trustees of Special Investment Trust. The expense reimbursement relates to ordinary operating expenses only and does not include expenses such as: brokerage commissions, acquired fund fees and expenses of unaffiliated funds, interest expense, taxes or

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litigation expenses. Amounts reimbursed may be recouped by the investment adviser, administrator and sub-adviser during the same fiscal year to the extent actual expenses are less than the contractual expense cap during such year.

~~**The investment adviser, administrator and sub-adviser agreed to reimburse Global Small-Cap Equity Fund's expenses to the extent that Total Annual Fund Operating Expenses exceeded 1.40% for Class A shares, 2.15% for Class C shares, and 1.15% for Class I shares. This expense reimbursement continued through December 31, 2017. The expense reimbursement related to ordinary operating expenses only and did not include expenses such as: brokerage commissions, acquired fund fees and expenses of unaffiliated funds, interest expense, taxes or litigation expenses.~~

~~***~~[2] Global Small-Cap Equity Fund's Other Expenses for its fiscal year-ended October 31, 2017 were 1.05%. Other Expenses shown in the table reflect Global Small-Cap Equity Fund's current estimated expenses after giving effect to its Withdrawal from the Portfolio on January 19, 2018 (see "Summary – Investment Objective, Restrictions and Policies" above).

[3] Effective January 1, 2018, in anticipation of the Reorganization, the ~~investment adviser,~~ administrator ~~and sub-adviser have~~ agreed to reimburse Global Small-Cap Equity Fund's expenses to the extent that Total Annual Fund Operating Expenses exceed 1.35% for Class A shares, 2.10% for Class C shares, and 1.10% for Class I shares. This expense reimbursement will continue through February 29, 2020. Any amendment to or termination of this reimbursement would require approval of the Trustees of Mutual Funds Trust. The expense reimbursement relates to ordinary operating expenses only and does not include expenses such as: brokerage commissions, acquired fund fees and expenses of unaffiliated funds, interest expense, taxes or litigation expenses. Amounts reimbursed may be recouped by the administrator during the same fiscal year to the extent actual expenses are less than the contractual expense cap during such year.

[4] The Combined Fund will also be subject to the expense reimbursement described in footnote 3.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the operating expenses remain the same. ~~This~~The Example reflects expenses of Global Small-Cap Fund for ~~the~~its semi-annual period ended June 30, 2017 ~~and of~~. For Global Small-Cap Equity Fund ~~for the fiscal year ended October 31, 2017. In addition,~~ the Example ~~for Global Small Cap Equity Fund shown below~~ reflects ~~the~~its expenses ~~of the Fund and the Portfolio during the period.~~ as reflected in its prospectus dated March 1, 2018. Pro forma expenses of the ~~combined fund~~Combined Fund are included assuming consummation of the Reorganization as of November 1, 2016, the beginning of the 12 ~~month period ended October 31, 2017. The pro forma Example for the combined Fund shown below also reflects adjustments resulting from Global Small Cap Equity Fund's transition on January 19, 2018 from implementing its investment strategies by investing solely in the Portfolio to investing directly in investment securities.~~ month period ended October 31, 2017. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Global Small-Cap Fund				
Class A	$709	$1,145	$1,606	$2,877
Class C	$318	$831	$1,470	$3,188
Class I	$117	$528	$965	$2,181
Global Small-Cap Equity Fund				
Class A	$~~709~~705	$1,~~151~~031	$1,~~618~~434	$2,~~904~~557
Class C	$~~318~~313	$~~837~~713	$1,~~482~~295	$~~3,214~~2,874
Class I	$~~117~~112	$~~535~~407	$~~978~~780	$~~2,210~~1,832
Pro Forma Combined Fund				
Class A	$705	$1,~~058~~019	$1,~~434~~397	$2,~~488~~454
Class C	$313	$~~740~~700	$1,~~295~~257	$2,~~806~~774
Class I	$112	$~~435~~393	$~~781~~740	$1,~~756~~720

You would pay the following expenses if you did not redeem your shares:

	1 Year	3 Years	5 Years	10 Years
Global Small-Cap Fund				
Class A	$709	$1,145	$1,606	$2,877
Class C	$218	$831	$1,470	$3,188
Class I	$117	$528	$965	$2,181

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Global Small-Cap Equity Fund				
Class A	$~~709~~705	$1,~~151~~031	$1,~~618~~434	$2,~~904~~557
Class C	$~~218~~213	$~~837~~713	$1,~~482~~295	$~~3,214~~2,874
Class I	$~~117~~112	$~~535~~407	$~~978~~780	$~~2,210~~1,832
Pro Forma Combined Fund				
Class A	$705	$1,~~058~~019	$1,~~434~~397	$2,~~488~~454
Class C	$213	$~~740~~700	$1,~~295~~257	$2,~~806~~774
Class I	$112	$~~435~~393	$~~781~~740	$1,~~756~~720

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